Filed pursuant to Rule 424(b)(3)
File No. 333-261775

OAKTREE STRATEGIC CREDIT FUND

SUPPLEMENT NO. 4 DATED NOVEMBER 7, 2023

TO THE PROSPECTUS DATED JANUARY 27, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Strategic Credit Fund (“we,” “our” or the “Company”), dated January 27, 2023 (as supplemented to date, the “Prospectus”). The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to amend, supplement or modify certain information contained in the Prospectus by disclosing certain financial information about the Company and the pricing terms for the sale by the Company of $350.0 million aggregate principal amount of its 8.400% notes due 2028 (the “Notes”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

Financial Information

On November 7, 2023, the Company announced that total investment income for the three months ended September 30, 2023 is estimated to be between $49.4 million and $50.4 million, net expenses for the three months ended September 30, 2023 are estimated to be between $22.4 million and $23.4 million, and net investment income for the three months ended September 30, 2023 is estimated to be between $26.0 million and $28.0 million.

The preliminary estimates described in the preceding paragraph are subject to the completion of the Company’s financial closing procedures and are not a comprehensive statement of the Company’s financial results for the three months ended September 30, 2023. The Company’s actual results may differ materially from these estimates as a result of the completion of the Company’s financial closing procedures, final adjustments and other developments arising between now and the time that the Company’s financial results for the year ended September 30, 2023 are finalized. These preliminary estimates have been prepared by, and are the responsibility of, management. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to such preliminary estimates, and, accordingly, does not express an opinion or any other form of assurance with respect thereto.

The following are select portfolio company statistics as of September 30, 20231:

Median EBITDA	$251 million	[2]
Leverage (through tranche)	4.7x
LTV (through tranche)	38%
Interest coverage	2.0x

[1]	All figures based on medians.
[2]

EBITDA-based statistics are based on debt positions only, excluding non-EBITDA based positions (e.g., structured credit, real estate, royalty interest financing, annual recurring revenue loans and Life Sciences deals, etc.) and calculated at the issuer level.

As of November 6, 2023, the Company had $570.0 million of principal debt outstanding of which $150.0 million was secured indebtedness of its consolidated subsidiaries and $420.0 million was secured indebtedness of Oaktree Strategic Credit Fund.

Sale of Notes

On November 7, 2023, the Company entered into an agreement to issue and sell the Notes in a transaction exempt from registration under the Securities Act. The transaction is scheduled to close on November 14, 2023. The Company intends to use the estimated net proceeds from the offering of approximately $343.8 million, after giving effect to discounts and commissions payable by the Company, original issue discount and offering expenses payable by the Company, to make investments in accordance with its investment objective and strategies or general corporate purposes, which may include repayment of outstanding debt.